Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Tom Rutledge’s remarks at the UBS Global Media and Communications Conference on December 7, 2015.

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EDITED TRANSCRIPT
CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

EVENT DATE/TIME: DECEMBER 07, 2015 / 06:00PM GMT

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

CORPORATE PARTICIPANTS
Tom Rutledge Charter Communications, Inc. - President, CEO

CONFERENCE CALL PARTICIPANTS
John Hodulik UBS - Analyst

PRESENTATION

John Hodulik - UBS - Analyst

Okay, if everyone could please take their seats, we'll get started with our next keynote speaker. I'm pleased to announce that Tom Rutledge, the CEO of Charter Communications, is here for our second lunch keynote. Tom, thanks for being here.

Tom Rutledge - Charter Communications, Inc. - President, CEO

Thank you, John.

John Hodulik - UBS - Analyst

We've got about 40 minutes for some Q&A. Maybe, Tom, starting off, obviously 2015 was a momentous year for Charter. Obviously, the biggest issue was the deal with Time Warner Cable. Can you give us a quick rundown on where we are with the approval process with that transaction?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Sure. Yes, it was a very interesting year. Obviously, we got the deal done and started the process of getting it approved. We've been through most of the states and cities, and we have a very few approvals to go, New York in Hawaii and California.

California has given a far out date. We're trying to work with them to move that in. So far we haven't gotten any official response to that, but we'd like to move that in if we can.

At the FCC and DOJ, we've submitted all of the documents that there are to submit. The other parties that are interested in the deal have all filed their comments, so the comment period is closed, and we are now expecting to work with both of those agencies get approval. I can't give you an exact date when that will happen, but we are working on it.

John Hodulik - UBS - Analyst

Right. Any surprises so far in what you're seeing in the process?

Tom Rutledge - Charter Communications, Inc. - President, CEO

No, I think that our understanding of the marketplace and how this deal manifests itself in the marketplace is pretty straightforward. We're going to be a smaller company than the existing company of Comcast, so it's a very different deal than that deal. We're not a vertically integrated company from a programming perspective, so we haven't attracted the kind of concerns that that previous deal did. We've made nice commitments to do this business in the public interest and not just to be neutral but to actually do things affirmatively to make the whole telecommunications space in the country better from the FCC's perspective. So, I think it's moving along well.

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

John Hodulik - UBS - Analyst

Right. And the comment period seemed to be very different this go around especially from companies like Netflix and Cogent. I mean how helpful is it to you to I would say have them on your side or at least not actively working against the deal?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Well, I think it's helpful. I think we're the kind of company that they can work with and others can work with. And I think we've proven that in the marketplace, and I don't think we've raised the kinds of concerns that other companies have raised.

And so we had settlement-free peering with -- as our general practice prior to the announcement of the deal before we anticipated doing the deal. And we had good long-term discussions with Netflix about how we might integrate them into our product set. So I think our historic reputation has impacted the way the deal has been received.

John Hodulik - UBS - Analyst

And as you're waiting for the deal to close, is there anything you can do aside from just normal course of business to get ready for the integration that might sort of speed the process once the deal closes?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Yes, we are ready. Interestingly, we've spent most of our energy on that. So, we've organized ourselves to do the new business. We've talked to the Time Warner and Bright House employees. We set up a field structure, a new regional structure, and told the people who are going to be in that how it's going to work. We've reviewed the call centers systems which, when you look at the field operations and call centers, that's about 90% of the people that are involved in the business.

So, we are ready to close. I mean we could close anytime actually when we're given permission and be ready to start operating the business. We know what we have to do with pricing and packaging. We know that we need to create a go-to-market strategy that will create value for consumers. We think we've shown how to do that at Charter.

We're actually -- Charter is the template for what we are about to do in Time Warner and Bright House. When I came to Charter four years ago, or was anticipating coming four years ago, I actually started in February 2012, we knew we needed to reinvigorate the video business to go all-digital, to create really high quality packages at value pricing and by going all-digital, expanding the capacity of the network to do data. And we took our data speeds up. We took our voice product and we made it inexpensive and fully featured. And we put that all together in packages, rich video packages too by the way. Everybody talks about skinny bundles, but Charter actually has the highest penetration now of fat basic. And part of that strategy has been to create a really valuable product at an appropriate price that people can relate to and like. And so we are growing our video business, we are growing our data business, and we are growing our voice business and that's what we intend to do with Time Warner. And so we are planning that out. Now, what that means is we're going to have to do an all-digital project at Time Warner, which means we've got to visit every customer. And it's going to take a couple of years to do it. And the same is true of Bright House. And going to have to hire people because calls are going offshore. We've brought most of the calls back on shore, created jobs. Charter has hired 7,000 people. If you take that proportionately across the new company, that's going to be about 20,000 people that we need to hire, train, house, put them in buildings, you know, with call center environments so that our quality of service can go up and our service call rates can go down and our actual costs go down by hiring more expensive, high quality people here in the United States. And we want to do the same thing in the field, which means we need trucks and tools and test equipment and training.

So we've got a big project in front of us, but we know how to do it come. We've demonstrated that we can do it. And so really it's about execution. And my biggest concern with the deal -- I mean obviously am working through the regulatory issues, but the big issue is can you pull off the execution? And that's where the risk is. And I think we are well-positioned to do it.

John Hodulik - UBS - Analyst

What Time Warner Cable is doing now in terms of the mass markets, and does that help you get those assets in shape?

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Tom Rutledge - Charter Communications, Inc. - President, CEO

Yes, they've done a nice job during the pendency of this deal in what I think of as creating long-term value by continuing to grow their customer base and by doing those things that are consistent with what we're doing, at least that I respect in terms of going all-digital and doing it rapidly. So, it's not exactly the way we would do it in terms of equipment set. For instance, we believe in putting a two-way interactive box on every outlet, and they've been putting one-way digital/analog boxes on a lot of outlets. They are getting all-digital and they're getting their data speeds up and they're doing a good job, and so I don't want to quibble with it, but we still have to do it our way because we believe the future of television is on demand two-way interactive and that every television that is connected to our infrastructure ought to be a two-way interactive experience.

John Hodulik - UBS - Analyst

Got you. So suffice it to say you feel confident with the $800 million in synergy number that you guys are giving out, given where we are in the process?

Tom Rutledge - Charter Communications, Inc. - President, CEO

We do. And obviously compared to Altice's number, we look pretty conservative and maybe we are because it is a four times bigger deal. And yes, so we think we'll get some programming synergies, which is about half of that number, and we think that we have operating synergies.

Now, when we talk about synergy, we're talking about the things that happen as a result of the closing of the deal. We do think that our margins improve through time through a whole host of operating tactics, the biggest of which is just being a better service organization. And by improving the quality of the products, by investing in the products and improving the quality of our service, the actual delivery of the products and the way we interrelate with customers, we can actually take costs out of the business, so that by investing and by training and development, which costs money, it's operating expense, we actually think we end up with a higher-margin business because we think that we take transaction intensity out of the business.

We're doing other things too to take capital out of the business like set-top boxes. We've developed downloadable security. We've developed a process where we can buy boxes from multiple vendors and we can deploy them in a very efficient way so that our overall cost of going all-digital goes down. We think that's true through time too, that we continue to get those economies. So none of those numbers are in our synergy. And some people might call them synergy.

John Hodulik - UBS - Analyst

Got you. And lastly, on a combined basis, so you talked about you have an investment period when you get control of a Time Warner Cable asset. If you look pro forma, can you give us a sense about when you think capital intensity for the combined company will peak and start to come down?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Well, I think, if you look at Charter's curve, and our capital intensity started to come down last year and it will continue to come down, I think a similar kind of curve applies to the new assets. And if you look at -- and it's even more efficient than Charter would be. And the reason is, one, we have the Worldbox strategy developed. We have the techniques of going all-digital developed. The Time Warner assets are in better shape than Charter was when Charter had gone through bankruptcy. And as a result of the bankruptcy, they had deferred maintenance. They really had less employees. There were parts of the Company where there were virtually no employees. It was all contracted out. And so we had to go walk out the physical infrastructure and find out what condition it was in. It was 200,000 miles of plant at Charter which we physically walked out in its entirety and created a project list to get the whole plant into shape so we could go all digital and that we would have quality service from a consumer perspective. We hired people and all of that. That condition that Charter was in is a result of husbanding cash or ultimately going bankrupt anyway through the debt covenants is not true at Time Warner or Bright House. In fact, at Bright House, they've got a very good customer service infrastructure and excellent plant. Most of the Time Warner plant is in excellent shape and it's really a question of getting the consumer experience in great shape, which it up until now hasn't been.

John Hodulik - UBS - Analyst

So I think you referred to it as a two-year investment process. Do you think it could be shorter than that with Time Warner?

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Tom Rutledge - Charter Communications, Inc. - President, CEO

I think parts of it are shorter. We'll do new product and pricing right out of the gate. And I think as a result of not having to do the plant review like we did at Charter, we'll be able to go faster with all-digital. Time Warner has already gone with the Maxx project a part of the way. We're going to go farther and do two-way interactivity on every outlet, but we can do that in a way that is different and more efficient than what we had to do with Charter in the places where we weren't all-digital.

So, the short answer is yes, we can go faster and we can go less expensively, but it's still a capital-intensive project from where we are today.

John Hodulik - UBS - Analyst

Right. Maybe let's talk a little bit about competition from traditional video providers that have been an issue in the past. What are you seeing in the market? AT&T is speaking tomorrow. They recently closed the DirecTV deal. They're under a lot of pressure to increase volumes. It doesn't seem that Dish is as focused on that traditional video business. How would you sort of portray the level of competition you're currently seeing in the market?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Well, look, it's a very competitive environment. It has been for a long time. And Charter lost video subs for a decade. We're going to grow this year, and we expect to continue to grow video subs. And why is that? Well, we think our video is better than their video and we've invested to make it so. And we think our service is better than their service and we've invested to make it so. And we think we can take share. Even in an environment where the overall pie isn't growing, we think more customers will want to come to us. And our share of video today is around 50%. So, we think we've got tremendous opportunity to grow multichannel video share if you don't count the over-the-top share to the extent that (technical difficulty) also. And the way you do that is by making your product better than their product. We think we can do that especially with two-way interactivity on every outlet. We think television is becoming a more on demand kind of product and as a result of that, our network lends itself to where television viewing is going.

John Hodulik - UBS - Analyst

Got you. You talked about improving the product. Can you give us an update on where you are in the Spectrum Guide and maybe the move towards Worldbox?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Right. Well, the Worldbox is finished and we are ready to deploy it. And Spectrum Guide is finished as well and we're still testing it in Reno and in Dallas/Fort Worth. Our intent is to begin rolling that out momentarily. It really is complete and it works. And it is a backward-compatible user interface that works on every two-way box that we've deployed regardless of vintage essentially. And so we intend to roll that out through Charter while we're getting Time Warner and Bright House ready to receive it. We intended to start deploying Worldbox in Time Warner and Bright House as soon as we close as the incremental box set going forward.

So the idea behind Worldbox was to create a downloadable security system which essentially allowed us to free ourselves from buying boxes from only two companies' conditional access systems and to buy them from essentially any vendor on earth. And as a result of that, we've already got a lot of the good pricing associated with the kind of market shift that that created from the traditional vendors as well. And they ended up cooperating with us to build this new box. So a lot of the value we have already received in Charter but we'll continue to move down the price curve with that set-top box. It's a very rich box in terms of capacity but because of our user interface cloud-based design, we actually don't need a rich box in terms of processing power to get our state of the art UI in front of the consumer. As long as we have a two-way interactive box that can look at the cloud and talk to the cloud and the cloud can render that on the box as a TV channel, we can essentially use thin client boxes going forward.

So while the chipsets today are just as inexpensive for a powerful box as a cheap box, we don't really need the capacity that we are getting out of Worldbox.

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

John Hodulik - UBS - Analyst

So you said you're going to begin rolling out the Spectrum Guide soon. How quickly can you get that to cover a rollout throughout the Charter footprint? And along with that, do you expect to see improvements in churn, maybe some our ARPU lift, you know, those kind of things that could help the subscriber trains even further and maybe the economics per sub?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Right, well, yes, we hope that it's just one more piece of value that we are driving into the customer relationship that we have. We've already seen this year in 2015 after the completion of the all-digital project in 2014 that our churn rates are going down, our service call rates are going down, our costs per customer are going down from an operating expense perspective. And the reason they are is because service calls are going down. And that creates more satisfaction, which means subscriber life increases, which means that churn goes down, which means that transactions per dollar of revenue go down.

And so by increasing the life of the consumer on average and by reducing the amount of physical transactions you need to have with a consumer during their average lifetime, you can actually reduce costs dramatically in the business, and that's what we're seeing.

But the upside of all of that cost reduction is also less disconnects, which means that for the same amount of sales, you have more growth. And so we are growing our video business, we are growing our data business and we are growing our voice business and all of them are accelerating.

So, it's really -- so when I look at the Guide, do I expect more of that? Yes. But it's really got to be looked at in the context of the whole business. Is the customer experience getting better and how does that translate? And you can't just look at one factor and say that alone is going to drive my churn. So I look at it that way. I look at it as an opportunity to create customer satisfaction. I also look at it as an opportunity to disrupt my customers in a bad way.

People get used to the way they watch TV. And so whenever you switch something on them, there's a negative learning curve for the consumer that they have to come out the other side of and you have to be careful with how you roll things out.

So to the basic question you asked how soon or how fast are we going to roll it out, we've got an operational plan that we can modify. We've also thought about does our entire customer base want this and is it good to do it simultaneously across our whole customer base? And we're going to test various operational modes to see what the best way to do it is from a consumer satisfaction perspective.

But our view is, in the long run, having really high-quality search and discovery on a UI that can be modified as consumer tastes change in terms of what presentation is considered state-of-the-art and be able to do that seamlessly without having to revisit customers is the way we want to go architecturally. But physically, how we roll it out, I'd say we want to learn a few things before we say exactly when we'll finish it.

John Hodulik - UBS - Analyst

Got you, makes sense. So as you talk about Charter, as the product improves, you can do better in terms of market share in the traditional video market. But 2015 was a big year for nontraditional video, over-the-top video, a lot of new products. The whole direct to consumer movement really started.

Does over-the-top video become more of a threat over time as the model evolves to your video franchise?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Well, you know, I look at it a couple of different ways. You know, from a broadband seller perspective, I want to sell really high-capacity broadband because I can deliver it, and I put my network in a position where I can incrementally increase my broadband capacity at fairly low cost and differentiate myself from my competitors through higher quality faster broadband. The only way that is realized from a consumer point of view is to use video on it.

So, my view is I want robust over-the-top competitors in the space who are wanting to use my broadband space so that I can sell my superior broadband more effectively and have it realized by consumers to be a better product, which means I want over-the-top providers to go to 4K or 8K. I want the capacity of my network and my ability to continue to invest in my network to become something that is perceived as valuable.

I also have a video business which is cost driven. And a lot of the content companies went into the over-the-top arena somewhat without strategy in terms of selling content as an ancillary revenue stream without considering that it comes right back into the home. And the fact is it's going to be on the UI and it's going to be integrated into the UI.

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

There's no way to separate one space from another. In fact, this whole notion of video space I think is just not a valid concept. No matter where you sell video, it comes back in a digital world to the television. So there is no way to segregate how you're selling or where you're selling. And I think people thought that they could develop an ancillary revenue stream and now you see people -- it's actually undercut the growth of the business to some extent.

And also the security, the failure to secure content in the over-the-top space with password sharing and other lack of streamed security all has contributed to a lessening of the value of multichannel video bundles, which are under pressure at a macro level even though we're growing them and I think we can continue to grow them. So, I think that now you see content companies reacting to their own behavior and pushing back the other way.

So, I don't know where it all goes and what the mix is, but I like over-the-top television because it helps me sell broadband. It also helps me control costs in my traditional cost of content business, which is huge. In a new company, my content built would be $9 billion a year. And to the extent that that's not growing as fast as it would've grown if people hadn't devalued their content I guess is a good thing.

John Hodulik - UBS - Analyst

So how big of a issue is password sharing? I mean are you able to quantify it all? I mean you guys obviously see all the streams coming through your network.

Tom Rutledge - Charter Communications, Inc. - President, CEO

I think it's a big deal. I think if you ask young people at colleges, they all have someone else's password. And I said on our last earnings call that when we sell video, when kids come back to school in September or August, it's a harder sell now because they do buy broadband from us and they have a password to all of the over-the-top television that their parents are paying for. And essentially by allowing that to happen, by not saying -- by not managing where streams are -- because I'm not sure password sharing is the problem. The real problem is that content companies have created their own sites, and they're streaming their own content and they're also letting us do it. So there's no uniform control over the streaming, which means that a stream can be going to Los Angeles, New York or 15 other places simultaneously. And you'd say, well, gee, what kind of user profile would use 15 streams in 15 cities simultaneously and nobody is managing that.

So I happen to know from a content company that there is a single customer out there, a single account, with 30,000 concurrent streams.

John Hodulik - UBS - Analyst

Wow, that's a big number.

Tom Rutledge - Charter Communications, Inc. - President, CEO

And that isn't managed. And the people that are selling these products are oblivious to the management of security.

John Hodulik - UBS - Analyst

So if we look at -- with that kind of magnitude out there, I mean if the industry is going to lose somewhere like 1 million plus type traditional video subs this year, could password sharing be a sort of measurable percentage of that (multiple speakers).

Tom Rutledge - Charter Communications, Inc. - President, CEO

Yes, I think it is. It's hard to say because it's unmanaged and by definition nobody really knows how bad it is. But it could be determined and it should be determined. The thing that really floors me is the complete lack of consciousness of it.

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

John Hodulik - UBS - Analyst

Do you think eventually the market -- I mean are there ways from a security standpoint to prevent this from happening in an efficient way (multiple speakers).

Tom Rutledge - Charter Communications, Inc. - President, CEO

Yes, there are. You can build algorithms. You can manage content. Ultimately, the value of all content comes from copyright. And by -- and securing a product and delivering it to who bought it, when they bought it, all of the opportunities that come from valuing content ultimately are derived from security and it goes back to selling sheet music.

I mean you have to have a control over the quantities and where they're going. And if you don't and if you have never thought about it, in a digital world, everything can go anywhere. And it can be managed. You can manage how many streams and where they go, whether they're in the house or out of the house, what the behavior patterns of those streams or how many are simultaneous, how many locations there are, and you can build algorithms to reduce the unauthorized usage.

John Hodulik - UBS - Analyst

So, Charter is testing its own skinny bundles in St. Louis. Are there any early learnings to date or would you expect over time to see something like that rolled out across your territories?

Tom Rutledge - Charter Communications, Inc. - President, CEO

It's a little bit of a not correct notion that we are testing the skinny bundles. We are really doing a technology test of our application using cable TV service on an application, on a Roku box particularly. You know, we've been doing cable TV on applications behind the modem, in the house on mobile devices. And this was the first time we did it on a set-top box kind of environment.

But you know, we actually know a lot about skinny bundles because they've been sold for years. Basic only, if you look at basic only penetration in cable, it's somewhere between 15% and 20% on the average cable system, meaning broadcast only when people report their video numbers. Now, in our market, it's 3% in Charter's. So we've been as a seller a much more focused seller on whole fat basic. And the reason is we believe that people really want all the content. The value proposition has been the problem. The costs have gone way up and people can't afford it. Then you have this security issue, which is also undermining the value of content and the need to buy it.

But what people -- our experience is that people really like a full-service package and that it's stickier when you get it in notwithstanding what they say. And I've experimented throughout my career in cable with basic, with pay-TV, basic with HBO or Showtime and on, but the fact is you can't really put compelling niche products together that satisfy consumers in the entirety of their viewing needs with the kinds of flexibility that we're allowed to do today.

So while I would love to be able to buy all of my content a la carte and sell it in packages, and therefore mix and match it to the kinds of packages that would satisfy consumers, that's not the way it's sold to us. And therefore it's very hard to put compelling skinny packages together that really -- a lot of people want cheaper television. In fact, everyone does, but to get cheaper television that satisfies, that's the hard part.

John Hodulik - UBS - Analyst

Great. Some previous speakers today, starting with the ad panel, talked a lot about mobile video and that fit right into what Verizon is doing with go90. I mean, what's your view on mobile video? You know, if you think of Charter, especially with the Time Warner cable assets, you're going to be a much larger entity. Do these trends and the change in how consumers are watching video, does it over time pull you into the wireless market?

Tom Rutledge - Charter Communications, Inc. - President, CEO

I do think yes. We plan to build a lot of Wi-Fi hotspots going forward out in the public space. Every customer that we currently have essentially has a Wi-Fi hotspot in their house.

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Our business strategy is to put Wi-Fi routers in every business service customer we create, and we've gone to a deeper new product pricing strategy for small business to drive small business market share. And as part of that, we want to put a Wi-Fi router in every small business we serve with a public-facing capacity as well so when our customers are in those small businesses, they have mobility on our platform.

And when you think about how you use video, mobile video, you don't actually use it mobiley. You use it in a sedentary environment where you're either in your house or in your office and you are watching it on a small screen. But you're not in a car generally driving watching content. So I think we can -- and already today about 80% of all of the wireless content that's being distributed is being distributed over Wi-Fi.

John Hodulik - UBS - Analyst

So in that regard, I mean do you believe Wi-Fi is sort of where it stops? (multiple speakers)

Tom Rutledge - Charter Communications, Inc. - President, CEO

No, I think ultimately the mobile platform is something that we're going to want to reach to and we want to -- we do want to have the customer relationship when people are moving. But increasingly, in terms of bit capacity and actual utilization measured in megabits, it's increasingly a sedentary environment, wireless environment. And I think we can build that out relatively rapidly. And then also we'll be stepping into an MVNO relationship, at least a contract in Time Warner and Bright House, and so we need to think through our wireless strategy as we go forward.

There's an auction coming up. It's difficult for us to participate in that right now because we're not sure when we're going to close and we're not sure of a lot of things. But we are certainly interested in the future of our relationship to Spectrum and how we might get Spectrum. And we are interested in how we transform from a stationary wireless to a mobile wireless kind of business, and we think there's more than one path to do that.

John Hodulik - UBS - Analyst

Maybe now if we pivot over to broadband, broadband has been obviously a great story for Charter. If we look across the spectrum, you have relatively low ARPUs in broadband compared to some of your peers. I mean are you monetizing the broadband opportunity, especially with all of the capabilities that Charter provides? I mean, your base speed is I think now up to 60 megabits per second, if I'm not mistaken.

Tom Rutledge - Charter Communications, Inc. - President, CEO

Right. Well, you know, we're the fastest-growing cable company in the country in revenue, have the biggest revenue growth, the biggest EBITDA growth, and the biggest subscriber growth in percentage terms. So I think we've got our pricing right to grow. And we like growing by adding high-quality products that satisfy people. We like having quality services associated with those products. And we like having our growth come from creating subscribers more than we like it from rate.

And so we put all of our products together in packages too, and how you allocate the revenues is kind of an academic exercise from my point of view. You know, we're growing our customer relationships at greater than 5% a year currently, and we have a tremendous underpenetrated physical asset. And the more we grow it, the better our economics get in terms of cost and the scale economics of service get much better and your network costs per customer go down as you penetrate.

So, we think that our pricing strategy and our market share strategy and our quality strategy all hang together in terms of creating the most economic value for our shareholders. And interestingly, it creates the best customer experience as well.

John Hodulik - UBS - Analyst

Is there a lot of runway left in terms of share gains and potential (multiple speakers).

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Tom Rutledge - Charter Communications, Inc. - President, CEO

There is, there is. I mean our whole -- our video business is penetrated at 34-ish%, broadband at 42%, and customer relationships around 50-ish%, 48% I think, 49%. So we have -- and if you look at Time Warner and you look at Bright House, they're both within 2% of that share percentages. So there's more upside than there is already realized, and each incremental upside dollar comes at a lower cost from an operating perspective.

John Hodulik - UBS - Analyst

And we're seeing seen other providers experiment with usage-based pricing.

Tom Rutledge - Charter Communications, Inc. - President, CEO

Yes.

John Hodulik - UBS - Analyst

Charter has really sort of stayed away from that.

Tom Rutledge - Charter Communications, Inc. - President, CEO

We have. So don't really hear us talking about ARPU much because we actually -- it's not how we think. We think about how to grow revenue and customer relationships, and we don't even think about products individually. We think about how they -- we look at them as sort of attributes to relationships, cost inputs to creating relationships.

So usage-based pricing I think has -- it value in terms of a model. Our model prior to doing this deal was to have non-usage-based pricing. We have no data caps. We have very fast speeds.

John Hodulik - UBS - Analyst

No set-top box fees?

Tom Rutledge - Charter Communications, Inc. - President, CEO

We have no modem fees. We have no hidden taxes. We have nothing that distracts from the quality of the content and the product that we are delivering. And we believe that those are all good things to drive value in the eyes of consumers and to create customer relationships. So, I don't want to end up with a business with one customer with a lot of ARPU.

John Hodulik - UBS - Analyst

Right. Okay. We've a couple of minutes for questions from the audience. We'll start here in the front.

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

QUESTION AND ANSWER

Unidentified Audience Member

(technical difficulty) you said if you could go to an a la cart package offering, that you could see something pretty attractive but you're limited because of the minimum cap. However, there's a structure also within the bundle across subsidizing. So your wife is a big ESPN fan, you're a big Oprah fan. If you went to an a la cart (technical difficulty) all of members that are up increase their pricing. So is the consumer going to really end up with something that's less costly and are you going to end up with anything that has a margin on it?

Tom Rutledge - Charter Communications, Inc. - President, CEO

Actually, if I said that, I didn't mean to, or you misinterpreted what I said. I don't know what happened. But what I said is I really like to buy content a la carte and sell it packages. I actually think consumers want packages of service and that's where they get the most value. And if I could buy it a la carte, meaning I was buying it individually, I could build packages that would satisfy customers for individual households. They wouldn't be individual a la carte services, but I could come up with big high-quality packages that would be directly oriented toward lots of consumers, and they'd be different by classes of consumers, but they wouldn't be sold a la carte. But I don't have the ability to buy content a la carte.

When I buy from Fox or Disney or NBC, I have to buy it all, or Viacom, I have to buy it all and I have to put it in the tiers that they say I have to put it in or I don't get it, I don't get any of it. I can't buy it individually. I can't say I want MTV and not VH1 and I can't -- so therefore I can't really build packages that aren't -- that are niche oriented.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Tom Rutledge - Charter Communications, Inc. - President, CEO

You mean there's (multiple speakers) I'm not sure what their -- I don't think it is because I don't think they're any good. I mean at packaging.

John Hodulik - UBS - Analyst

One more question here in the front.

Unidentified Audience Member

It seems like there's been some concern about (inaudible) content there. How do you deal with the concerns of the over-the-top providers potentially that are bigger (inaudible).

John Hodulik - UBS - Analyst

He's talking about from a regulatory approval process standpoint. John Malone's holdings may be problematic in terms of getting the deal approved.

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

Tom Rutledge - Charter Communications, Inc. - President, CEO

Look, Liberty owns 26%, 27% percent of Charter. It will on 17% or so, 18% of the new company. They're not in a control position, and so from any kind of conventional analysis, there is no issue there. There are other shareholders, including the public, that have protections in their governance in Charter so that content can't be put to the Company that has any sort of relationship to Liberty or anyone else that doesn't get approved by just the public shareholders representatives.

Even that said, we did some filings at the FCC. And from an economic point of view, if you look at all the holdings that John Malone has in the content space and what his actual ownership of them are, it wouldn't be economic for him to advantage Charter with that content and disadvantage the rest of the marketplace from an economic perspective. He would have more downside to his overall ownership and value than all the other shareholders he's with doing that than he would by selling it as a rational content seller.

John Hodulik - UBS - Analyst

Great. Well, I think that's all we have time for today. Thank you all for coming. Tom, thank you for being here.

Tom Rutledge - Charter Communications, Inc. - President, CEO

Thank you.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are

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DECEMBER 07, 2015 / 06:00PM GMT, CHTR - Charter Communications Inc at UBS Global Media and Communications Conference

or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.

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